Exhibit 12.2
Endeavour International Corporation
Endeavour International Corporation
Computation of Ratios of Earnings to Fixed Charges
and Preference Securities Dividends
(Amounts in thousands)

	Year Ended December 31,
	2010	2009	2008

Earnings:
Income (Loss) before Taxes	$55,743	$(94,687)	$49,975

Add: Fixed charges	40,744	40,908	37,782
Less: Capitalized interest	(3,925)	(3,067)	(3,998)

Earnings	$100,412	$(50,712)	$91,755

Fixed Charges:
Interest expense	$34,592	$16,630	$22,975
Preferred dividends	2,227	21,211	10,809
Capitalized interest	3,925	3,067	3,998

Total fixed charges	$40,744	$40,908	$37,782

Ratio of earnings to fixed charges	2.5	—	2.4
For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest and equity losses in entities with oil and gas properties, plus interest expense, and amortization of debt discount and expense related to indebtedness. Fixed charges are interest expense, including amortization of debt discount and expenses on indebtedness.
Earnings were insufficient to cover fixed charges by $91.6 million for the year ended December 31, 2009.